Exhibit 99.1

NaaS Technology Inc. Receives Notification of Non-Compliance from Nasdaq Regarding Late Filing of Annual Report on Form 20-F

BEIJING, May 21, 2025 /PRNewswire/ -- NaaS Technology Inc. (Nasdaq: NAAS) ("NaaS" or the "Company"), the first U.S. listed EV charging service company in China, today announced that it received a Notice of Non-Compliance (the “Notice”) from Nasdaq Stock Market LLC (“Nasdaq”) on May 20, 2025, due to the late filing of its annual report on Form 20-F for the fiscal year ended December 31, 2024 (the “Annual Report”).

The Notice indicates that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely submission of periodic financial reports to the U.S. Securities and Exchange Commission. This Notification has no immediate effect on the listing or trading of NaaS’s securities on Nasdaq.

Pursuant to the Nasdaq Listing Rules, the Company has 60 calendar days from the date of the Notice to submit a compliance plan. If accepted by Nasdaq, NaaS may be granted an extension of up to 180 calendar days from the original due date of the Annual Report, or until November 11, 2025, to regain compliance.

NaaS is fully committed to addressing this matter promptly to regain compliance with Nasdaq’s listing requirements. The Company is working diligently to complete and file its Annual Report as soon as reasonably practicable.

About NaaS Technology Inc.

NaaS Technology Inc. is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. As a top-tier new energy asset operator, NaaS leverages cutting-edge technology to intelligently connect charging supply with demand, delivering a seamless, efficient, and smart charging experience for EV users.

Beyond enhancing the charging experience, NaaS empowers charging stations and operators through data-driven operational optimization, boosting efficiency and profitability across the ecosystem.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS' goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China's EV charging industry and EV charging service industry and NaaS' future business development; demand for and market acceptance of NaaS' products and services; NaaS' ability to protect and enforce its intellectual property rights; NaaS' ability to attract and retain qualified executives and personnel; the COVID-19 pandemic and the effects of government and other measures that have been or will be taken in connection therewith; U.S.-China trade war and its effect on NaaS' operation, fluctuations of the RMB exchange rate, and NaaS' ability to obtain adequate financing for its planned capital expenditure requirements; NaaS' relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS' filings with the SEC.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

E-mail: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com